United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: General Motors Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of General Motors Company

RE: The case to vote FOR Item No. 5 on the 2024 Proxy Ballot (“Revisit Pay Incentives for

GHG Emission Reductions”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item No. 5 on the 2024 proxy ballot of the General Motors Company (“GM” or the “Company”). The Resolved clause states:

Shareholders of the General Motors Company request the Compensation Committee of the Board of Directors to revisit its incentive guidelines for executive pay, to emphasize legitimate fiduciary goals and consider eliminating strategic goals regarding EVs from compensation inducements.

Introduction

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item No. 5 (“Shareholder Proposal to Eliminate EV Targets from Incentive Compensation Programs”) on the Company’s 2024 proxy ballot,[1] which requests GM to revisit electric vehicle rollout targets from executive compensation packages.

GM, like many in energy-intensive sectors, has increasingly aligned its corporate strategies with a poorly substantiated, government-subsidized, and corporate media-amplified “scientific consensus,”[2] which states that anthropogenically-driven climate change will result in catastrophic impacts to the environment, to the planet, and to humans. However, the discourse surrounding climate change – regarding its causes, its impacts, and the efficacy of proposed solutions – is far more complex and nuanced than usually explained.

The Company’s embrace of this popular narrative is reflected partially in its executive compensation, with financial incentives tied to the success of its electric vehicles, which are viewed by some as a “greener” alternative to internal combustion engines (ICE). However, this has proven not to be the case. In reality, the danger of carbon emissions is exaggerated, and hydrocarbon energy will not be phased out in the near future. Instead EVs are a net negative environmentally. Consumers largely do not want EVs, and they would be unprofitable without government subsidies, which may ultimately be repealed.

GM’s compensation inducements encourage management to prioritize its unprofitable electric vehicle program over its legacy vehicles, which still provide the vast majority of its revenue.3 This is a distortion of true supply and demand, and therefore a destruction of shareholder wealth. These targets should be removed from the Company’s executive compensation considerations.

Climate Change

The conversation surrounding climate change is complex. The planet has historically experienced temperature fluctuations, from ice ages4 to periods far hotter than the current climate.5 These changes unfolded without human intervention and aside from the modern

1 General Motors Company. “2024 Proxy Statement.” See https://investor.gm.com/static-files/7586678b-b420-43bc-8f27-eecbee4c89f5

2 NASA. “Scientific Consensus.” See https://science.nasa.gov/climate-change/scientific-consensus/

3 Solan, Dylan. “GM is on the rise—but for now, EVs are holding it back, not leading the charge,” Fortune, April 24, 2024. See https://fortune.com/2024/04/24/gm-earnings-beat-gas-ev-electric-trucks-profitable/

4 Scott, Michon. “What's the coldest the Earth's ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been

5 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth's ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been industrial age. They instead were driven by the intricate interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.6 7 8

The present discourse focuses excessively on the degree that human actions can be blamed for recent warming trends. Greenhouse gas emissions that result from the combustion of fossil fuels are often blamed as the primary anthropogenic driver of climate change. However, other human factors, such as agriculture, construction, and deforestation, may create their own greenhouse gas emissions or create other feedback loops that indirectly raise the surface temperature of the Earth over time.9

The Intergovernmental Panel on Climate Change (IPCC),[10] a body of the United Nations,[11] posits that the significant uptick in atmospheric CO2 levels plays a leading role in modern global warming.[12] This narrative has gained substantial traction, underpinning urgent calls for drastic reductions in greenhouse gas emissions.

However, a growing segment of the scientific community advocates for a more nuanced exploration of Earth’s climate system. Viewpoints among credentialed researchers vary. Some argue that climate alarmism is exaggerated and that increased greenhouse gases will be far less damaging than often claimed. Others assert that the data evidencing a changing climate is erroneous or misleading, and that the Earth may not be warming at all. Ultimately, both camps agree that numerous influences, both naturally-occurring and human-initiated, contribute to the present climate, and that the current debate is often distorted and simplistic.

Dissenting voices from the prevailing corporate media narrative point to the influence of phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy.13 14 They argue that these natural processes – complex and not fully understood – might diminish, or even eclipse the impact of anthropogenic CO2 emissions. Thus, the challenge is to disentangle the human contribution from the Earth’s interrelated atmospheric systems.

6 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

7 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

8 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

9 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

10 IPCC. “FAQ Chapter 1,” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/

11 IPCC. See https://www.ipcc.ch/about/

12 IPCC. “Climate change widespread, rapid, and intensifying – IPCC,” August 9, 2021. See https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

13 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

14 British Geological Survey. “What causes the Earth’s climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

This nuanced understanding of the climate acknowledges the intricate dance between human activities and the Earth’s natural climatic processes. It champions continued exploration into the dynamics of past and present climate changes and their interconnections. This approach advocates for a balanced perspective that recognizes the contributions of both human and natural factors to climate change. It calls for informed, holistic environmental policies that do not compromise economic vitality and development, ensuring a future where energy security and environmental stewardship go hand in hand.

Discourse Has Become Politicized

By comparison, the current climate change discourse – which also dominates corporate America, including among energy and finance industries – often exhibits a marked bias against CO2 emissions, portraying them as the sole villain in the global warming narrative. This oversimplification neglects the complexity of the Earth’s climate system, drives the storytelling towards alarmism, and forecasts catastrophic outcomes based on models and assumptions that often don’t fully capture the inherent uncertainty in climate science.

The alarmist perspective is favored by the IPCC, which was the primary consultant in the creation of the landmark Paris Agreement – signed by one hundred ninety-four states and the EU at the twenty-first session of the Conference of Parties (COP21), the supreme rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).15 Since the Paris Agreement was signed, the IPCC’s primary purpose is to provide periodic “Assessment Reports” (abbreviated by number, such as “AR6” for the Sixth Assessment Report) comprised of up-to-date climate research and mitigation policy proposals for both governments and the private sector.16

During the creation of AR5 (published in 2015), the IPCC developed four scenarios called Representative Concentration Pathways (RCP). The RCPs represent alternative climate futures based on different greenhouse gas emission scenarios. The IPCC labeled each RCP according to its projected level of radiative forcing by 2100. The RCPs range from RCP2.6, which represents a scenario where greenhouse gas emissions peak around 2020 and decline thereafter, to RCP8.5, which represents a scenario where greenhouse gas emissions continue to rise throughout the century, resulting in a temperature increase of 4.5°C or more by 2100.

The RCPs represent potential outcomes, not predictions. The IPCC did not assign likelihoods to the pathways because there is a high degree of uncertainty associated with future emissions and their impacts on the climate system. Instead, the RCPs are tools for exploring the range of possible outcomes, however improbable they may be.

15 Denchak, M. “Paris Climate Agreement: Everything You Need To Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis

16 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/

While RCP8.5 is the worst-case scenario, it is highly unlikely. Yet media organizations, activist groups, and even scientific bodies like the IPCC have routinely portrayed the extreme consequences of RCP8.5 as the default outcome. According to a 2020 article by Zeke Hausfather, director of climate and energy at the Breakthrough Institute in Oakland, and Glen Peters, research director at the CICERO Center for International Climate Research in Oslo:

A sizeable portion of the literature on climate impacts refers to RCP8.5 as business as usual, implying that it is probable in the absence of stringent climate mitigation. The media then often amplifies this message, sometimes without communicating the nuances. This results in further confusion regarding probable emissions outcomes, because many climate researchers are not familiar with the details of these scenarios in the energy-modeling literature.17

The Proposal Realigns Executive Incentives with Shareholder Interests

Considering the popular narrative about climate change exaggerates the negative effects of carbon emissions and ignores the positive effects of hydrocarbon energy, it is unwise for GM to hinge its future on a false assumption of catastrophic climate change. Rapid decarbonization, as outlined in the Paris Agreement and supported by the Company,18 is not a logical or feasible option. What use is electrification if the electrical grid is still powered by hydrocarbon energy? Electric vehicles accomplish little to protect the environment. If anything, they are a net negative, given their excessive demands for rare earth elements, which are mined at a steep environmental cost. Additionally, as noted in the Proposal:

•“Electric vehicle batteries require large quantities of rare-earth elements, which are almost exclusively owned, mined, and processed by China.19 This presents a risk for US companies that may become political targets of the Chinese Communist Party.”

•“Battery supply chains are significantly tainted by forced labor. 20 21”

Instead of selling its efforts to promote electric vehicles as a bold and noble step to save the planet, GM should admit that its electric vehicle program is nothing more than a federally subsidized bridge to nowhere that few consumers want.22 Instead of encouraging executives to chase the mirage of EV success at the expense of its legacy vehicles, management should have the strategic flexibility to pursue whatever investments offer the greatest potential to increase shareholder wealth.

17 Hausfather, Z., & Peters, G. P. “Emissions – the ‘business as usual’ story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

18 GM. “2024 Proxy Statement.” See https://static.conocophillips.com/files/resources/2024-proxy.pdf

19 Zhai, Keith. “China Set to Create New State-Owned Rare-Earths Giant,” Wall Street Journal, December 3, 2021. See  https://www.wsj.com/articles/china-set-to-create-new-state-owned-rare-earths-giant-11638545586

20 Ng, Abigail. “China’s electric vehicle battery supply chain shows signs of forced labor, report says,” CNBC, June 21, 2022. See https://www.cnbc.com/2022/06/22/signs-of-forced-labor-found-in-chinas-ev-battery-supply-chain-report.html

21 Hudson, Clara. “EV, Phone Makers Warned on Forced Labor in Cobalt Supply Chain,” Bloomberg Law, November 14, 2023. See https://news.bloomberglaw.com/esg/ev-phone-makers-warned-on-forced-labor-in-cobalt-supply-chain

22 Grieve, Pete. “EV Sales Are in a Slump — Why Aren’t More Car Buyers Going Electric?” Money, November 1, 2023. See https://money.com/why-americans-not-buying-electric-cars/

For these reasons, the Proposal urges the Executive Compensation Committee of the Board of Directors to critically reassess the company’s executive pay incentives for expanding its EV program. The aim is to realign these incentives with legitimate fiduciary goals, removing or reevaluating economically dubious objectives that may pose risks to the company's long-term interests.

GM is not an EV company. GM’s expertise

and core business has always been the production and sale of internal combustion engine vehicles. Yet management is determined to chase the lofty valuations thrown at electric vehicle unicorns like Tesla, BYD, and Rivian.

These are all poor comparisons. Tesla holds the early mover advantage, and its name is nearly synonymous with EVs. The company has built a favorable brand reputation around its unique vehicle profile and extensive integration with technology. Further, the company is led by superstar CEO Elon Musk, who has channeled the company’s resources into other initiatives such as building out the majority of EV charging infrastructure in the U.S.23 and investing in autonomous vehicle development.24 Tesla’s investment thesis is that the company is a transcendent player that will transform the transportation industry.25 Even then, many investors question whether Tesla can sustain its sky-high valuation,26 particularly as profits fell in the most recent quarter.27

As for Tesla’s numerous lesser-known American competitors, including Rivian and Lucid, American electric vehicles are highly unprofitable, as Quartz recently reported:28

23 Kao, Kimberlye. “Musk Says Tesla Will Spend $500 Million on Charging Network, Following Layoffs,” Wall Street Journal, May 10, 2024. See https://www.wsj.com/business/autos/tesla-to-spend-over-500-million-on-charger-network-this-year-c42bee85?mod=Searchresults_pos1&page=1

24 Felton, Ryan. “Musk Has a Vision for Tesla’s Robotaxi. Others Can’t See It,” Wall Street Journal, May 2, 2024. See https://www.wsj.com/business/autos/tesla-robotaxi-elon-musk-vision-b82d0662?mod=Searchresults_pos1&page=1

25 Wilmot, Stephen. “Elon Musk Needs Cheaper Teslas to Pay for Everything Else He Wants,” Wall Street Journal, April 24, 2024. See https://www.wsj.com/business/autos/musk-needs-new-teslas-to-pay-for-his-autonomous-dreams-f626653c?mod=Searchresults_pos19&page=1

26 Bloomberg; Dey, Esha; Lee, Isabella. “Tesla bull warns ditching plans for ‘crucial’ cheaper car would be ‘thesis-changing’,” Fortune, April 18, 2024. See https://fortune.com/2024/04/18/tesla-cheaper-car-crucial-thesis-changing-david-baron/

27 Elliot, Rebecca. “Tesla Accelerates Rollout of More-Affordable EVs as Profit Drops Sharply,” Wall Street Journal, April 23, 2024. See https://www.wsj.com/business/autos/tesla-tsla-q1-earnings-report-2024-c22f54d1?mod=article_inline

28 Bellwood, Owen. “Every electric car sale costs automakers $6,000,” Quartz, March 24, 2024. See https://qz.com/electric-car-losses-rivian-lucid-1851361758

Automakers across America have plowed millions of dollars into their electric vehicle strategies in recent years. Whether it’s new product development, engineering to create lighter, more powerful motors or investment in new factories, they’ve all spent a small fortune. Now, it turns out that cost may not be paying off as EV makers across America reportedly lose thousands on every car they sell.

U.S. automakers lose roughly $6,000 on every $50,000 EV they sell in America, according to a new report from analyst firm Boston Consulting Group (BCG). That figure comes hotly on the heels of similar sky-high losses from companies like Rivian and Lucid. Earlier this year, Rivian revealed that it lost $33,000 on every truck sold, while Lucid topped that figure with its eye-watering $400,000 losses on each car sold. Yikes.

GM’s electric vehicle division has proven unprofitable as well. In fact, the Company projects it will not reach pretax profitability on its EVs until 2025.29 As of now, no American car manufacturer has been able to pose a serious challenge to Tesla’s dominance.

Tesla’s biggest competitor is China’s BYD, which has forced the former to slash its prices in China – the world’s largest EV market30 – to compete with its ultra-cheap offerings. Armed with extensive government subsidies, BYD and its fellow Chinese auto manufacturers have set their sights on international markets. China, in fact, recently surpassed Japan as the largest auto exporter in the world. However, it remains to be seen whether the Chinese Communist Party will be able to subsidize the nation’s EV industry into success. While BYD’s margins have grown, so has its overcapacity,31 mirroring the government-funded bubble in other sectors of the nation’s economy,32 including real estate and infrastructure.33 The Chinese electric vehicle sector could meet a similar fate.

GM cannot make an apples-to-apples comparison with its heavily subsidized foreign competitors and use their increasing sales volume as evidence that EVs are a worthwhile pursuit. As previously mentioned, the Company has been unable to turn a profit on its electric vehicles thus far, even with subsidies from the controversial Inflation Reduction Act.34 These subsidies may ultimately be repealed under a change of government in 2025,35 wiping out any chance of near-term profitability for GM’s EV division.

29 Krisner, Tom. “GM believes it will start making money on electric vehicles in 2025 as higher margin models arrive,” Associated Press, December 1, 2023. See https://apnews.com/article/general-motors-path-to-electric-vehicle-profitability-bba3a9cbbd2aad0953cbc113e53d041c

30 Yang, Zehi. “How did China come to dominate the world of electric cars?” MIT Technology Review, February 21, 2023. See https://www.technologyreview.com/2023/02/21/1068880/how-did-china-dominate-electric-cars-policy/

31 Wong, Jacky. “Cheaper Teslas? China Says ‘You Ain’t Seen Nothing Yet’,” Wall Street Journal, April 29, 2024. See https://www.wsj.com/finance/stocks/cheaper-teslas-china-says-you-aint-seen-nothing-yet-5fb0221e?mod=Searchresults_pos2&page=1

32 Taplin, Nathaniel. “China’s Overcapacity Is Already Backfiring,” Wall Street Journal, April 16, 2024. See https://www.wsj.com/world/china/chinas-overcapacity-is-already-backfiring-86f29e4a?mod=article_inline

33 Taplin, Nathaniel. “China’s Teetering Local Debt Mountain, in Six Charts,” Wall Street Journal, October 13, 2023. See https://www.wsj.com/finance/chinas-teetering-local-debt-mountain-in-six-charts-d050700f?mod=article_inline

34 Wilmot, Stephen. “Subsidies Supercharge GM’s EV Strategy,” Wall Street Journal, November 18, 2022. See https://www.wsj.com/articles/subsidies-supercharge-gms-ev-strategy-11668776501

35 Cama, Timothy; Northey, Hannah. “How a Republican president could hobble the climate law,” Politico, August 16, 2023. See https://www.politico.com/news/2023/08/16/how-a-republican-president-could-hobble-the-climate-law-00111555

Finally, GM must answer the question of whether consumers even want EVs. According to an open letter to President Biden signed by over 5,000 auto dealers, most consumers don’t want EVs.[36] Yet the Company continues to double down on its EV division at the expense of its legacy vehicles, such as the Chevy Malibu, which was discontinued 60 years after beginning production to shift resources to EVs.[37]

Why does the Company continue to pour

resources into this unprofitable initiative? Is it possible that the executive pay incentives to grow the Company’s EV division play a role? Perhaps GM’s failure to grow its EV division is an indictment of its current management. However, shareholders should not be surprised that management has chosen to ransom the Company’s bread and butter business in exchange for the elusive pursuit of electric vehicle profits, simply because management is compensated to do so.

Meanwhile, GM’s competitors are making substantial investments to meet demand for non-electric vehicles.38 The company cannot afford to be left behind because of misguided executive pay incentives. GM should reevaluate these incentives and ensure that its business strategies are crafted with more than an eye towards economic sustainability and shareholder returns.

Conclusion

The current executive compensation structure at GM requires immediate reassessment. The emphasis on expanding the EV program, spurred by a politicized climate discourse, risks compromising the company’s competitiveness and financial stability by binding strategic decisions to vehicles that consumers don’t want, that do not benefit the environment, and are unprofitable without subsidies that may be repealed. It is imperative that the Company remove these harmful incentives from its executive compensation plans.

Therefore, NLPC urges our fellow shareholders to vote FOR Item No. 5 on the 2024 proxy ballot of the General Motors Company.

36 “EV Voice of the Consumer.” See https://evvoiceofthecustomer.com/

37 Bhattacharya, Suryatapa; De Avila, Joseph. “GM Is Shutting Down the Chevy Malibu After 60 Years,” Wall Street Journal, May 8, 2024. See https://www.wsj.com/business/autos/gm-is-shutting-down-the-chevy-malibu-ca0fc649?mod=Searchresults_pos12&page=1

38 Davis, River. “Toyota Chairman Says People Are Finally Seeing the Reality About EVs,” Wall Street Journal, October 25, 2023. See https://www.wsj.com/business/autos/toyota-chairman-says-people-are-finally-seeing-the-reality-about-evs-31f1669c

Photo credits:

Page 2 – GM Headquarters in Detroit, Michigan Municipal League/Creative Commons

Page 3 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 6 – 2011 Chevy Volt, National Roads and Motorists’ Association/Creative Commons

Page 8 – Connecticut Chevrolet dealership, JeepersMedia/Creative Commons

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For questions regarding General Motors Company – Item No. 5 – “Shareholder Proposal Requesting the Company to Revisit Pay Incentives for GHG Emission Reductions,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.